FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or
15d-16 under the securities exchange act of 1934

For the month of September 2005

<u>**KERZNER INTERNATIONAL LIMITED**</u>
(Translation of registrant's name into English)

<u>**Coral Towers, Paradise Island, The Bahamas**</u>
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40-F.

Form 20-F   X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No   X

If "yes" is marked, indicate below this file number assigned to
the registrant in connection with Rule 12g-3-2(b): _____

This Current Report on Form 6-K is incorporated by reference into
(i) the Registration Statement on Form F-3/A filed on August 23, 2004, File No. 333-117110,
(ii) the Registration Statement on Form F-3 filed on May 23, 2002, File No. 333-88854,
(iii) Form S-8 filed on October 11, 2002, File No. 333-100522,
(iv) Form S-8 filed on December 7, 2000, File No. 333-51446, and
(v) Form S-8 filed on December 17, 1996, File No. 333-1540.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 15, 2005   KERZNER INTERNATIONAL LIMITED

By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
                 Chief Financial Officer

EXHIBIT LIST

Exhibit	Description
99(1)	Press Release on September 15, 2005 Kerzner Announces Private Offering of $400 Million Senior Subordinated Notes Due 2015

Exhibit 99(1)



FROM: Kerzner International Limited
Paradise Island, The Bahamas

Investor Contact: Omar Palacios
Tel: +1.242.363.6018
Email: Omar.Palacios@kerzner.com

FOR IMMEDIATE RELEASE

KERZNER ANNOUNCES PRIVATE OFFERING OF
$400 MILLION SENIOR SUBORDINATED NOTES DUE 2015

PARADISE ISLAND, The Bahamas, September 15, 2005 - Kerzner International Limited (NYSE: KZL) (the "Company"), a leading international developer and operator of destination resorts, casinos and luxury hotels, announced today that it intends to sell through a private offering $400 million of senior subordinated notes due 2015 to "qualified institutional buyers" as defined in Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to offers and sales that occur outside the United States in accordance with Regulation S under the Securities Act.

The senior subordinated notes will not be registered under the Securities Act or under state securities laws and, unless so registered, may not be offered or sold except pursuant to an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

The Company anticipates using the net proceeds of the offering, together with cash on hand, to finance its previously announced tender for all $400 million of its outstanding 8.875% senior subordinated notes.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the senior subordinated notes in any jurisdiction.

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties which are described in the Company's public filings with the U.S. Securities and Exchange Commission.

Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018.

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